Exhibit 99.1

MANAGEMENT’S DISCUSSION & ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”) of financial results should be read in conjunction with the unaudited financial statements for the three months ended March 31, 2012 of Pengrowth Energy Corporation. The MD&A is based on information available to May 2, 2012.

STRUCTURE OF THE CORPORATION

Pengrowth Energy Corporation (the “Corporation”) is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets.

FREQUENTLY RECURRING TERMS

Pengrowth uses the following frequently recurring industry terms in this MD&A: “bbls” refers to barrels, “Mbbls” refers to thousands of barrels, “boe” refers to barrels of oil equivalent, “Mboe” refers to a thousand boe, “MMboe” refers to million boe, “Mcf” refers to thousand cubic feet, “MMcf’ refers to million cubic feet, “Bcf” refers to billion cubic feet, , “MMBtu” refers to million British thermal units and “MW” refers to megawatt. Disclosure provided herein in respect of a boe may be misleading, particularly if used in isolation. A boe conversion ratio of six Mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: reserves, 2012 production, the proportion of 2012 production of each product type, production additions from Pengrowth’s 2012 development program, royalty expenses, 2012 operating expenses, deferred income taxes, goodwill, asset retirement obligations, taxability of dividends, remediation, reclamation and abandonment expenses, capital expenditures, development activities, general and administration expenses, and proceeds from the disposal of properties. Statements relating to “reserves” are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions, anticipated financial performance, business prospects, strategies, regulatory developments, including in respect of taxation, royalty rates and environmental protection, future capital expenditures and the timing thereof, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates and interest rates, the proceeds of anticipated divestitures, the amount of future cash dividends paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain labour and equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers, the impact of increasing competition, our ability to obtain financing on acceptable terms, our ability to add production and reserves through our development, exploitation and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves, ability to produce those reserves; production may be impacted by unforeseen events such as equipment failures and weather related issues; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; changes in tax and royalty laws; Pengrowth’s ability to access external sources of debt and equity capital; the implementation of International Financial Reporting Standards; and the implementation of greenhouse gas emissions legislation. Further information regarding these factors

PENGROWTH First Quarter 2012 Management’s Discussion & Analysis	3

may be found under the heading “Business Risks” herein and under “Risk Factors” in Pengrowth’s most recent Annual Information Form (AIF), and in Pengrowth’s most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases. Copies of Pengrowth’s Canadian public filings are available on SEDAR at www.sedar.com. Pengrowth’s U.S. public filings, including the most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov.

Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by law. The forward-looking statements in this document are provided for the limited purpose of enabling current and potential investors to evaluate an investment in Pengrowth. Readers are cautioned that such statements may not be appropriate, and should not be used for other purposes.

The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

CRITICAL ACCOUNTING ESTIMATES

The financial statements are prepared in accordance with IFRS. Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period ended. Certain of these estimates may change from period to period resulting in a material impact on Pengrowth’s results of operations, financial position, and change in financial position.

The following describes Pengrowth’s significant critical accounting estimates.

Estimating oil and gas reserves

Pengrowth engages a qualified, independent oil and gas reserves evaluator to perform an estimation of the Corporation’s oil and gas reserves at least annually. Reserves form the basis for the calculation of depletion charges and assessment of impairment of oil and gas assets. Reserves are estimated using the reserve definitions and guidelines prescribed by National Instrument 51-101 (NI 51-101) and the Canadian Oil and Gas Evaluation Handbook (COGEH).

Proved plus probable reserves are defined as the “best estimate” of quantities of oil, natural gas and related substances estimated to be commercially recoverable from known accumulations, from a given date forward, based on drilling, geological, geophysical and engineering data, the use of established technology and specified economic conditions. It is equally likely that the actual remaining quantities recovered will be greater than or less than the sum of the estimated proved plus probable reserves. The estimates are made using all available geological and reservoir data as well as historical production data. Estimates are reviewed and revised as appropriate. Revisions occur as a result of changes in prices, costs, fiscal regimes and reservoir performance or a change in Pengrowth’s plans with respect to future development or operating practices.

Determination of Cash Generating Units (“CGUs”)

CGUs are the smallest group of assets that generate cash inflows largely independent from other assets or group of assets. Determination of what constitutes a CGU is subject to management’s judgement. The asset composition of a CGU can directly impact the recoverability of the assets included therein. The recoverability of development and production asset carrying values are assessed at the CGU level. In assessing the recoverability of oil and gas properties, each CGU’s carrying value is compared to its recoverable amount, defined as the greater of fair value less costs to sell and value in use.

Asset Retirement Obligation

Pengrowth estimates obligations under environmental regulations in respect of decommissioning and site restoration. These obligations are determined based on the expected present value of expenses required in the process of plugging and abandoning wells, dismantling of wellheads, production and transportation facilities and restoration of producing areas in accordance with relevant legislation, discounted from the date when expenses are expected to be incurred. Most of the abandonment of Pengrowth’s wells is estimated to take place far in the future. Therefore, changes in estimated timing of future expenses, estimated logistics of performing abandonment work and the discount rate used to present value future expenses could have a significant effect on the carrying amount of the decommissioning provision.

Impairment testing

Impairment testing of property, plant and equipment is completed for each of Pengrowth’s CGUs. Impairment testing is based on estimates of proved plus probable reserves, production rates, oil and natural gas prices, future costs, discount rates and other relevant assumptions. The impairment assessment of goodwill is based on the estimated fair value of Pengrowth’s CGUs. By their nature, these estimates are subject to measurement uncertainty and may impact the financial statements of future periods.

4	PENGROWTH First Quarter 2012 Management’s Discussion & Analysis

Valuation of trade and other receivables, and prepayments to suppliers

Management estimates the likelihood of the collection of trade and other receivables and recovery of prepayments based on an analysis of individual accounts. Factors taken into consideration include the aging of receivables in comparison with the credit terms allowed to customers and the financial position and collection history with the customer. Should actual collections be less than estimates, Pengrowth would be required to record an additional expense.

ADDITIONAL GAAP MEASURE

Funds Flow from Operations

Pengrowth uses Funds Flow from Operations, a Generally Accepted Accounting Principles (“GAAP”) measure that is not defined under IFRS. Management believes that in addition to cash provided by operations, Funds Flow from Operations, as reported in the Consolidated Statements of Cash Flow is a useful supplemental measure as it provides an indication of the funds generated by Pengrowth’s principal business activities prior to consideration of changes in working capital and remediation expenditures. Pengrowth considers this to be a key measure of performance as it demonstrates its ability to generate cash flow necessary to fund dividends and capital investments.

NON-GAAP FINANCIAL MEASURES

This MD&A refers to certain financial measures that are not determined in accordance with IFRS. These measures do not have standardized meanings and may not be comparable to similar measures presented by other oil and gas companies. Measures such as operating netbacks do not have standardized meanings prescribed by GAAP. See the section of this MD&A entitled Operating Netbacks for a discussion of the calculation.

The current level of capital expenditures funded through retained cash flow, as compared to debt or equity, can be determined when it is compared to the difference in Funds Flow from Operations and dividends paid as shown on the Statement of Cash Flow.

Management monitors Pengrowth’s capital structure using non-GAAP financial metrics. The two metrics are Total Debt to the trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion, and other non-cash items (“EBITDA”) and Total Debt to Total Capitalization. Total Debt is the sum of working capital deficit and long term debt as shown on the Balance Sheet, and Total Capitalization is the sum of Total Debt and Shareholders’ Equity.

Payout Ratio is a term used to evaluate financial flexibility and the capacity to fund dividends. Payout Ratio is defined on a percentage basis as dividends declared divided by Funds Flow from Operations.

Adjusted Net Income

Management believes that, in addition to net income, Adjusted Net Income is a useful supplemental measure as it reflects the underlying performance of Pengrowth’s business activities by excluding the after tax effect of non-cash commodity mark to market gains and losses, non-cash gains on investments and unrealized foreign exchange gains and losses that may significantly impact net income from period to period based on movements in future commodity prices and foreign exchange rates.

OPERATIONAL MEASURES

The reserves and production in this MD&A refer to company-interest reserves or production that is Pengrowth’s working interest share of production or reserves prior to the deduction of Crown and other royalties plus any Pengrowth-owned royalty interest in production or reserves at the wellhead. Company-interest is more fully described in the AIF.

When converting natural gas to equivalent barrels of oil within this MD&A, Pengrowth uses the industry standard of six Mcf to one boe. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six Mcf of natural gas to one boe is based on an energy equivalency conversion and does not represent a value equivalency at the wellhead. Production volumes, revenues and reserves are reported on a company interest gross basis (before royalties) in accordance with Canadian practice.

CURRENCY

All amounts are stated in Canadian dollars unless otherwise specified.

Pengrowth’s first quarter results for 2012 are contained within this MD&A.

PENGROWTH First Quarter 2012 Management’s Discussion & Analysis	5

2012 GUIDANCE AND FIRST QUARTER 2012 FINANCIAL HIGHLIGHTS

On March 23, 2012, Pengrowth announced that it has entered into an arrangement agreement (“the Arrangement Agreement”) for the strategic business combination of Pengrowth and NAL Energy Corporation (“NAL”) by way of a Court approved plan of arrangement (“the Proposed Arrangement”). The Proposed Arrangement is subject to various approvals, including Court approval and the approval of Pengrowth and NAL shareholders at separate special meetings to be held on May 23, 2012. The Proposed Arrangement is expected to close on May 31, 2012. The 2012 Guidance and actual results contained within this MD&A exclude the impact of the Proposed Arrangement.

The following table provides a summary of the 2012 Guidance and actual results for the first three months of 2012.

	Q1 2012	2012
	Actual	Guidance (1)
Production (boe/d)	75,618	74,500 - 76,500	(2)
Exit Production (boe/d)	–	78,000	(2)
Royalty Expense (% of Sales) (3)	22.8	20.0
Operating Expense ($/boe)	13.88	13.89	(4)
G&A Expense (cash & non-cash) ($/boe)	2.88	2.68	(4)
Capital expenditures ($ millions)	153.7	625.0

(1)	This guidance does not reflect the Proposed Arrangement with NAL which is expected to close on May 31, 2012.

(2)	Based on production guidance levels provided on January 24, 2012 and excludes Lindbergh volumes.

(3)	Royalty expense as a % of sales excludes the impact of commodity risk management contracts.

(4)	Operating and G&A expense ($/boe) assume the midpoint of production guidance.

First quarter production was at the midpoint of guidance.

Royalty expense in the first quarter exceeded guidance as it was increased by one time prior period adjustments.

2012 operating expenses and general and administrative (“G&A”) costs are anticipated to be within current guidance.

Pengrowth includes production revenue and costs associated with the Lindbergh Steam Assisted Gravity Drainage (“SAGD”) project in capital expenditures until commerciality is declared, pursuant to Pengrowth’s Exploration and Evaluation Assets (“E&E Assets”) accounting policy (see Note 3 to the financial statements for additional information). When commerciality is declared, Pengrowth will record revenue, operating and other expenses in its results.

FINANCIAL HIGHLIGHTS

	Three months ended
(monetary amounts in millions, except per boe amounts or as otherwise stated)	Mar 31, 2012	Dec 31, 2011	Mar 31, 2011
Production (boe/d)	75,618	76,691	73,634
Capital expenditures	$153.7	$142.1	$140.7
Funds flow from operations (1)	$113.6	$171.1	$146.8
Operating netback ($/boe) (2)	$21.69	$29.99	$27.64
Adjusted Net (Loss) Income (3)	$(5.4)	$22.3	$35.9
Net income (loss)	$0.7	$(9.0)	$5.4
Included in net income (loss):
Realized (loss) gain on commodity risk management (4)	$(12.7)	$2.7	$3.1
Unrealized loss on commodity risk management (4)	$(14.1)	$(102.9)	$(68.3)
Unrealized foreign exchange gain (4)	$19.1	$29.2	$23.5
Non-cash gain on investments (4)	$–	$23.0	$–
Deferred tax reduction	$2.6	$13.7	$11.2

(1)	Prior periods restated to conform to presentation in the current period.

(2)	Includes the impact of realized commodity risk management contracts.

(3)	See definition under section “Non-GAAP Financial Measures”.

(4)	Pre-tax amount.

6	PENGROWTH First Quarter 2012 Management’s Discussion & Analysis

Funds Flow from Operations

($ millions)	2011 Q4	% Change	2011 Q1	% Change
Funds Flow from Operations	171.1		146.8
Change due to:
Volume	(6.4)	(4)	23.4	16
Price	(36.6)	(21)	(22.2)	(15)
Realized gains or losses on risk management contracts	(15.5)	(9)	(15.8)	(11)
Other Income	(2.2)	(1)	2.0	1
Royalty expense	(5.6)	(3)	(17.5)	(12)
Expenses:
Operating	4.2	2	(4.0)	(3)
Transportation	(0.2)	–	–	–
Cash G&A	(0.1)	–	1.3	1
Interest & Financing	4.0	2	(0.4)	(1)
Realized foreign exchange	(0.5)	–	–	–
Other Expenses	1.3	1	0.1	–
2012 Q1 Funds Flow from Operations	113.6	(33)	113.6	(23)

Funds Flow from Operations decreased 33 percent in the first quarter of 2012 compared to the fourth quarter of 2011. The decrease was due to lower prices for all commodities, lower realized gains on commodity risk management contracts, and higher royalties due to prior period and one-time adjustments of $4.1 million. Realized crude oil prices in the first quarter 2012 compared to the previous quarter was negatively impacted by a higher discount for Canadian crude oil to the WTI benchmark as a result of pipeline capacity issues into major refining hubs in the United States which resulted in funds flow from operations being approximately $20 million lower in the current quarter. Partially offsetting these decreases were lower operating expenses and decreased interest and financing charges.

Funds Flow from Operations decreased 23 percent in the first quarter of 2012 compared to the same period in 2011. The decrease was primarily driven by lower commodity prices for natural gas, lower realized gains on risk management contracts and higher royalties from prior period and one-time adjustments totaling $5.1 million. Partially offsetting these decreases were increased revenues from higher production and realized crude prices in the first quarter of 2012 compared to the same period last year. Although oil sales were higher year over year, the impact of the higher discount for Canadian crude to the WTI benchmark price in the first quarter 2012 negatively impacted funds flow from operations by approximately $20 million.

Price Sensitivity

The following table illustrates the sensitivity of Funds Flow from Operations to changes in commodity prices.

Estimated Commodity Price Environment (1)		Assumption	Change	Estimated Impact on 12 month Funds Flow from Operations(2)(3) ($ millions)
Edmonton Par Oil Price	Cdn$/bbl	$94.16	$1.00
Light Oil Production				6.9
Heavy Oil Production				1.9
NGL Production				2.9
				11.7
AECO Natural Gas Price
Natural Gas Production	Cdn$/Mcf	$2.07	$0.10	6.0

(1)	Calculations are performed independently and are not indicative of actual results when multiple variables change at the same time.

(2)

Commodity price is based on an estimation of the 12 month forward price curve at April 15, 2012 and a fixed light to heavy oil differential of approximately $18/bbl and does not include the impact of risk management contracts.

(3)	The calculated impact on revenue/cash flow is only applicable within a limited range of the change indicated and is based on production guidance levels contained herein.

PENGROWTH First Quarter 2012 Management’s Discussion & Analysis	7

Net Income or Loss and Adjusted Net Income or Loss

The following table provides a reconciliation of Net Income to Adjusted Net Income:

	Three months ended
(monetary amounts in millions)	Mar 31, 2012	Dec 31, 2011	Mar 31, 2011
Net income (loss)	$0.7	$(9.0)	$5.4
Non-cash items included in net income (loss):
Unrealized loss on commodity risk management	(14.1)	(102.9)	(68.3)
Unrealized foreign exchange gain	19.1	29.2	23.5
Non-cash gain on investments	–	23.0	–
Tax effect on non-cash items above	1.1	19.4	14.3
Adjusted Net (Loss) Income	$(5.4)	$22.3	$35.9

An Adjusted Net Loss of $5.4 million was recorded in the first quarter of 2012 as compared to Adjusted Net Income of $22.3 million and $35.9 million in the fourth quarter of 2011 and the first quarter of 2011, respectively. The changes are summarized below, but are mainly attributable to price-driven reductions in Funds Flow from Operations.

	Three Months Ended
($ millions)	2011 Q4	2011 Q1
Adjusted Net Income	22.3	35.9
Funds Flow from Operations decrease	(57.5)	(33.2)
DD&A Expense decrease (increase)	4.4	(8.8)
2011 Q4 Impairment write-off	27.4	–
Decrease in gain on property dispositions	(8.0)	–
Other	(3.2)	(1.7)
	(36.9)	(43.7)
Estimated tax reduction on above	9.2	10.9
Tax rate reduction in prior year	–	(8.5)
2012 Q1 Adjusted Net Loss	(5.4)	(5.4)

For the first quarter of 2012, Pengrowth recorded net income of $0.7 million, compared to a net loss of $9.0 million in the fourth quarter of 2011, representing an increase of $9.7 million. The increase in the first quarter of 2012 is primarily due to a lower unrealized commodity risk management loss as noted in the table above, which more than offset the decrease in Funds Flow from Operations of $57.5 million and other items noted above.

Net income decreased by $4.7 million from net income of $5.4 million in the first quarter of 2011 to net income of $0.7 million in the first quarter of 2012. The change is primarily due to a lower unrealized commodity risk management loss as noted in the table above, partly offset by a decrease in Funds Flow from Operations of $33.2 million and other items noted above.

8	PENGROWTH First Quarter 2012 Management’s Discussion & Analysis

RESULTS OF OPERATIONS

(All volumes, wells and spending amounts stated below reflect Pengrowth’s net working interest unless otherwise stated.)

CAPITAL EXPENDITURES

For the first quarter of 2012, Pengrowth spent $153.7 million on capital expenditures excluding property acquisitions and dispositions. Approximately 80 percent of the capital expenditures were spent on drilling, completions and facilities, with the remaining 20 percent spent on land, seismic and maintenance capital.

	Three months ended
($ millions)	Mar 31, 2012	Dec 31, 2011	Mar 31, 2011
Drilling, completions and facilities (1)	$122.7	$124.6	$121.3
Land & Seismic acquisitions (2)	12.8	6.9	1.4
Maintenance capital	18.1	12.2	17.3
Development capital	153.6	143.7	140.0
Other capital (1) (3)	0.1	(0.8)	0.7
Drilling Royalty Credits	–	(0.8)	–
Capital expenditures	153.7	142.1	140.7
Property acquisitions	27.1	–	1.5
Proceeds on property dispositions	(2.0)	(9.5)	(0.1)
Capital expenditures including net acquisitions	$178.8	$132.6	$142.1

(1)	Prior periods restated to conform to presentation in the current period.

(2)	Seismic acquisitions are net of seismic sales revenue.

(3)	Other capital includes equipment inventory and material transfers.

DRILLING ACTIVITY

Pengrowth participated in the drilling of 68 wells (37.5 net) in the first quarter of 2012.

	Q1 2012
	Gross	Net
Focus Areas (1)
Swan Hills	15	8.2
Lindbergh	18	18.0
Olds	4	2.6
Other Areas (1)	31	8.7
Total wells drilled	68	37.5

(1)	Drilling activity reflects both operated and partner operated properties.

PENGROWTH First Quarter 2012 Management’s Discussion & Analysis	9

DEVELOPMENT CAPITAL ACTIVITIES

Pengrowth’s capital spending breakdown by area is as follows:

($ millions)	Q1 2012	Full Year 2011
Focus Areas (1)
Swan Hills	$63.2	$282.1
Lindbergh	19.4	61.4
Olds	17.3	49.8
Bodo Polymer Project	7.2	29.3
Groundbirch	–	70.6
	107.1	493.2
Other Areas	15.6	40.3
Drilling, completions & facilities	122.7	533.5
Maintenance	18.1	51.7
Land & Seismic Acquisitions	12.8	20.6
Other	0.1	5.7
Drilling Royalty Credits	–	(2.4)
Net capital expenditures	$153.7	$609.1

(1)	Spending amounts reflect the activity for both operated and partner operated properties.

Focus Areas

(Pengrowth references average well test results for certain properties. These results are not necessarily representative of long-term well performance or ultimate recoveries.)

Swan Hills Trend

With a net estimated 2.3 billion barrels of 42° API original oil in place in the Beaverhill Lake formation (Energy Resources Conservation Board estimate), the Swan Hills Trend is the most significant conventional oil resource across Pengrowth’s land base. This extensive carbonate oil reservoir provides Pengrowth with significant opportunities to put its expertise in horizontal drilling and multi-stage acid fracturing of carbonate reservoirs to work on its operated interests in Judy Creek, Carson Creek, House Mountain, Deer Mountain and Virginia Hills.

During the first quarter, Pengrowth drilled 7 operated wells (6.8 net) in the Swan Hills area. Five of the wells were completed and tested with average five day initial production (“IP”) rates of over 580 boe per day per well and were tied-in during the quarter. Activity during the first quarter also included bringing on stream eight operated wells (7.9 net) previously drilled and completed in the third and fourth quarters of 2011 with average five day IP rates in excess of 640 boe per day per well.

During the first quarter, Pengrowth had up to 3 rigs drilling in the Swan Hills area and anticipates that a multi-rig drilling program will continue through the remainder of 2012. Pengrowth had 2 wells awaiting completion and tie-in and 2 wells awaiting tie-in at quarter end.

Lindbergh Steam Assisted Gravity Drainage (“SAGD”) Project

The Lindbergh property, located in the Cold Lake area of Alberta, is 100 percent owned and operated by Pengrowth. At December 31, 2011, the Lindbergh lease had Best Estimate Contingent Resources as described in the 2011 AIF, of 296 million barrels of bitumen in the Lloydminster formation. This oil has favorable viscosity characteristics and is in a clean, continuous, high permeability reservoir. Subject to pilot performance and a declaration of commerciality, Lindbergh is expected to provide Pengrowth with the potential to develop a first commercial stage project of 12,500 barrels of oil per day (bopd) and a final project with up to 30,000 bopd. This is expected to be low cost, low decline, stable oil production, with a 25 year reserve life.

During the quarter, Pengrowth completed construction of the central processing facility, well-pad and surface pipelines at the pilot facility on time and on budget. Expenditures on the pilot facility and the 2 pilot well-pairs were incurred to assess the viability of a commercial project.

During the quarter, Pengrowth began injecting steam consistently into the 2 pilot well-pairs during the circulation phase of SAGD operations. This phase entails creating and expanding a steam chamber between injector and producer wells. Plant operations have been steady during the circulation phase to date and the warm-up phase has been progressing as anticipated.

10	PENGROWTH First Quarter 2012 Management’s Discussion & Analysis

The reservoir is responding to steam injection and production performance so far indicates good oil mobility, straightforward treating and minimal solids production, all of which are encouraging at this early phase.

Performance will be better understood once both well-pairs are converted over to full SAGD operations, with artificial lift (pumps) in place down-hole, which is planned for the second quarter of 2012.

Engineering and design work continued on the planned first commercial stage.

Olds/Garrington

In the first quarter Pengrowth drilled 1 (1.0 net) successful liquids rich Mannville well, which was tied-in and had a five-day IP rate in excess of 560 boe per day. Pengrowth also participated in a successful Mannville oil well (net 0.4) which tested on swabbing in excess of 400 boe per day.

Pengrowth continued with the liquids-rich gas program in the Elkton formation, drilling 2 wells (1.3 net). Completion, evaluation and tie-ins were underway late in the quarter. A third well (1.0 net) was drilling at the end of the quarter which is expected to be completed and tied-in early in the second quarter.

East Bodo and Cactus

The East Bodo and Cactus heavy oil properties which straddle the Alberta-Saskatchewan border produce primarily from the McLaren and Lloydminster formations. These properties produce heavy oil through a combination of water flooding with enhanced oil recovery through the injection of polymer.

In East Bodo, the construction of the first commercial Polymer project injection facility was completed and successfully commissioned. This facility will utilize produced water thus minimizing environmental impact (no fresh water consumption). The target for this facility is an incremental recovery of 10 to 15% of the 65 MM bbls of OOIP in the Lloydminster formation at East Bodo.

At Cactus Lake, monitoring is ongoing for the polymer pilot which is testing this enhanced recovery method on the McLaren formation. If successful, this would open up the potential for a 10 to 15% incremental recovery from the 600 MM bbls of OOIP in the McLaren formation in the Bodo/Cactus area.

PRODUCTION

	Three months ended
Daily production	Mar 31, 2012	% of total	Dec 31, 2011	% of total	Mar 31, 2011	% of total
Light oil (bbls)	22,431	30	22,935	30	21,066	29
Heavy oil (bbls)	6,576	9	6,448	8	6,639	9
Natural gas liquids (bbls)	11,004	14	10,478	14	9,176	12
Natural gas (Mcf)	213,639	47	220,977	48	220,517	50
Total boe per day	75,618		76,691		73,634

A decrease of approximately 1 percent in the first quarter 2012 average daily production compared to the fourth quarter of 2011 is consistent with production and spending profiles when comparing the two quarters. The decrease is mainly attributable to natural decline partially offset by increased volumes from minor property acquisitions.

Total equivalent production increased 3 percent in the first quarter 2012 compared to the first quarter 2011 mainly due to production from new wells in the Swan Hills area and production recoveries after the pipeline failure on the Swan Hills gas gathering line early in 2011 which more than offset natural declines particularly in natural gas production.

Light Oil

First quarter 2012 light oil production decreased 2 percent from the fourth quarter of 2011. This decrease is mainly attributable to natural decline and sub-surface maintenance work at Carson Creek partially offset by new wells on production in Judy Creek.

Light oil production increased 6 percent in the first quarter of 2012 compared to the same quarter last year due to production from new wells in the Swan Hills area and production recoveries after the pipeline failure on the Swan Hills gas gathering line early in the first quarter of 2011.

PENGROWTH First Quarter 2012 Management’s Discussion & Analysis	11

Heavy Oil

Heavy oil production increased 2 percent in the first quarter of 2012 compared to the fourth quarter of 2011 due to increased production at East Bodo, partially offset by reductions at Tangleflags due to surface and sub-surface maintenance work.

The 1 percent decrease between the first quarters of 2012 and 2011 is attributable to reductions at Tangleflags as a result of the previously mentioned surface and sub-surface maintenance work mostly offset by production gains in East Bodo.

NGLs

NGL production increased 5 percent in the first quarter of 2012 compared to the fourth quarter of 2011 due to additional volumes from minor acquisitions, a larger condensate shipment at the Sable Offshore Energy Project (“SOEP”) and new wells on production in Judy Creek.

Volumes increased 20 percent in the first quarter of 2012 versus the same period last year due to production recovering after the pipeline failure on the Swan Hills gas gathering line early in the first quarter of 2011. In addition to the previously mentioned minor acquisitions, new production in Judy Creek also contributed to higher NGL volumes this quarter.

Natural Gas

First quarter natural gas production decreased 3 percent compared to both fourth and first quarters of 2011 due to natural declines in Groundbirch and other areas partially offset by minor acquisitions.

Natural declines in gas production are not anticipated to be offset with new production due to current low natural gas commodity prices and Pengrowth’s focus on oil and liquids rich projects.

COMMODITY PRICES

Average Realized Prices

	Three months ended
(Cdn$ unless otherwise indicated)	Mar 31, 2012	Dec 31, 2011	Mar 31, 2011
Light oil (per bbl) (1)	90.24	94.77	85.56
after realized commodity risk management (1)	82.79	91.16	82.70
Heavy oil (per bbl) (1)	71.37	77.60	61.65
Natural gas liquids (per bbl)	67.31	70.54	71.40
Natural gas (per Mcf)	2.20	3.26	3.92
after realized commodity risk management	2.33	3.77	4.35
Average realized price per boe	48.99	53.88	50.68
after realized commodity risk management	47.14	54.28	51.15
Other production income (1)	0.59	0.89	0.30
Total oil and gas sales per boe (1)	47.73	55.17	51.45
Average Benchmark prices
Edmonton par light oil (Cdn$ per bbl)	93.24	97.78	88.60
WTI oil (U.S.$ per bbl)	103.03	94.06	94.60
AECO spot gas (Cdn$ per MMBtu)	2.12	3.19	3.77
NYMEX gas (U.S.$ per MMBtu)	2.50	3.48	4.20
Currency exchange rate ($1 Cdn = $ U.S.)	1.00	0.98	1.01

(1)	Prior periods restated to conform to presentation in the current period.

During the first quarter of 2012, WTI benchmark crude oil prices averaged U.S.$103.03 per bbl, an increase of 10 percent from the fourth quarter 2011 and an increase of 9 percent from the first quarter 2011. Canadian benchmark Edmonton par light oil prices averaged Cdn$93.24 per bbl during the first quarter, a decline of 5 percent compared to fourth quarter 2011 average price of Cdn$97.78 per bbl and a 5 percent increase compared to first quarter 2011 average price of Cdn$88.60 per bbl. Pipeline capacity issues into major refining hubs in the United States led to a decrease in demand for Canadian crude oil and resulted in a

12	PENGROWTH First Quarter 2012 Management’s Discussion & Analysis

discounting of Canadian crude oil prices compared to the WTI benchmark price. The discount between the Edmonton-based light sweet crude and the WTI benchmark averaged Cdn$9.91 per barrel during the quarter, with March experiencing a Cdn$17.68 per bbl discount.

Pengrowth’s average realized price for light oil, after risk management activities, averaged Cdn$82.79 per bbl in the first quarter, which was a decline of 9 percent compared to the fourth quarter 2011 realized price of Cdn$91.16 per bbl and remained essentially unchanged when compared to Cdn$82.70 per bbl in the first quarter of 2011. Contributing to the lower realized price versus the fourth quarter was the discounting of Canadian crude oil versus the benchmark WTI crude mentioned earlier coupled with realized commodity risk management losses.

Natural gas prices continued to be under pressure during the first quarter, with NYMEX gas declining 28 percent and 40 percent compared to the fourth quarter and first quarter 2011 average prices of U.S.$3.48 per MMBtu and U.S.$4.20 per MMBtu, respectively. A mild winter across much of North America coupled with an abundant supply of natural gas largely attributable to increased production from shale gas plays has resulted in record storage volumes of natural gas.

AECO spot prices continued to trade at a discount to the NYMEX benchmark, with prices declining by 34 percent to Cdn$2.12 per MMBtu in the first quarter 2012, compared to Cdn$3.48 per MMBtu in the fourth quarter of 2011 and the decline was 44 percent from Cdn$3.77 per MMBtu during the first quarter 2011.

Pengrowth’s average realized natural gas price after risk management activities was Cdn$2.33 per Mcf during the first quarter 2012, a 38 percent decline compared to the fourth quarter 2011 average realized price of Cdn$3.77 per Mcf and a decline of 46 percent compared to the first quarter 2011 average realized price of Cdn$4.35 per Mcf. The lower realized prices in the first quarter of 2012 were attributable to a lower benchmark price for natural gas and a lower contribution from realized gas commodity risk management activities compared to 2011.

Pengrowth’s total average realized price, after risk management activities during the first quarter was Cdn$47.14 per boe, a 13 percent decrease over the fourth quarter 2011 average price of Cdn$54.28 per boe and an 8 percent decrease over the first quarter 2011 average price of Cdn$51.15 per boe. The decrease in realized prices is primarily a result of the substantial discounting of Canadian crude oil versus the WTI benchmark prices, lower natural gas prices and realized commodity risk management losses on oil sales in the first quarter of 2012.

Commodity Risk Management Gains (Losses)

	Three months ended
	Mar 31, 2012	Dec 31, 2011	Mar 31, 2011
Realized
Light oil ($ millions)	(15.2)	(7.6)	(5.4)
Light oil ($ per bbl)	(7.45)	(3.61)	(2.86)
Natural gas ($ millions)	2.5	10.4	8.5
Natural gas ($ per Mcf)	0.13	0.51	0.43
Combined ($ millions)	(12.7)	2.8	3.1
Combined ($ per boe)	(1.85)	0.40	0.47
Unrealized
Total unrealized risk management (liabilities) assets at period end ($ millions)	(56.1)	(42.0)	(70.3)
Less: Unrealized risk management assets (liabilities) at beginning of period ($ millions)	(42.0)	60.8	(2.1)
Unrealized (loss) gain on risk management contracts	(14.1)	(102.8)	(68.2)

As part of Pengrowth’s risk management strategy, forward price swaps are used to manage exposure to commodity price fluctuations and provide a measure of stability to cash flow.

Pengrowth incurred a $15.2 million realized risk management loss in the first quarter of 2012 from crude oil risk management activities, compared to a $7.6 million loss in the fourth quarter of 2011 and a $5.4 million loss in the first quarter of 2011. Benchmark oil prices used in commodity risk management contracts increased to a level above the average price achieved through our commodity risk management activities.

PENGROWTH First Quarter 2012 Management’s Discussion & Analysis	13

Realized gains from natural gas commodity risk management activities decreased to a gain of $2.5 million in the first quarter of 2012, compared to gains of $10.4 million and $8.5 million in fourth and first quarters of 2011, respectively. The primary reason for the lower realized hedging gain was decreased hedged volumes in 2012.

The change in fair value of the forward contracts between periods affects net income through the unrealized amounts recorded during the period. The fair value of forward contracts is determined by comparing the contracted fixed price to the forward price curve at each period end.

Pengrowth experienced a $14.1 million unrealized loss in the first quarter of 2012, compared to a $102.8 million unrealized loss in the fourth quarter of 2011, and a $68.2 million unrealized loss in the first quarter of 2011. These unrealized losses result when the forward price curve moves higher, and the magnitude of the loss is proportional to the movement in the forward price curve. In the fourth and first quarters of 2011 the forward price curve moved up more than it did in the first quarter of 2012, resulting in larger unrealized losses in those periods.

As of March 31, 2012, the following commodity risk management contracts were in place:

Crude Oil:
Reference Point	Volume (bbl/d)	Term	Price per bbl
Financial:
WTI (1)	17,000	April 1, 2012 - Dec 31, 2012	$93.23	Cdn
WTI (1)	6,000	Jan 1, 2013 - Dec 31, 2013	$98.45	Cdn
(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed.

Natural Gas:
Reference Point	Volume (MMBtu/d)	Term	Price per MMbtu
Financial:
AECO	14,217	April 1, 2012 - Dec 31, 2012	$4.45	Cdn

Power:
Reference Point	Volume (MW)	Term	Price per MW
Financial:
AESO	15	April 1, 2012 - Dec 31, 2012	$72.83	Cdn
AESO	5	Jan 1, 2013 - Dec 31, 2013	$74.50	Cdn

Based on the mid-point of our 2012 production guidance, the above contracts represent approximately 46 percent of estimated total liquids volumes at an average price of $93.23 per bbl and approximately 6 percent of estimated natural gas volumes at $4.45 per MMBtu. The power contracts represent approximately 15 percent of estimated 2012 consumption.

Each Cdn$1 per barrel change in future WTI oil prices results in approximately $6.9 million pre-tax change in the value of the crude contracts, while each Cdn$0.25 per MMBtu change in future natural gas prices results in approximately $1.0 million pre-tax change in the value of the natural gas contracts. The changes in the fair value of the forward contracts directly affect reported net income through the unrealized amounts recorded in the Statement of Income during the period. The effect on cash flow will be recognized separately only upon settlement of the contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled.

If each commodity risk management contract were to settle at the contract price in effect at March 31, 2012, future revenue and cash flow would be $56.1 million lower than if the contracts were not in place based on the estimated fair value of the risk management liability at period end. The $56.1 million liability is composed of a net liability of $47.2 million relating to contracts expiring within 1 year and a net liability of $8.9 million relating to contracts expiring beyond 1 year. Pengrowth currently fixes the Canadian dollar exchange rate at the same time it swaps U.S. dollar denominated commodity but may change this practice in the future.

Each Cdn$1 per MW change in future power prices would result in approximately $0.1 million pre-tax change in the fair value of the risk management contracts.

14	PENGROWTH First Quarter 2012 Management’s Discussion & Analysis

Pengrowth has not designated any outstanding commodity contracts as hedges for accounting purposes and therefore records these contracts on the Balance Sheet at their fair value and recognizes changes in fair value on the Statement of Income as unrealized commodity risk management gains or losses. There will continue to be volatility in Net Income to the extent that the fair value of commodity contracts fluctuate, however these non-cash amounts do not impact Pengrowth’s operating cash flow. Realized commodity risk management gains or losses are recorded in oil and gas sales on the Statement of Income and impacts cash flow at that time.

In accordance with policies approved by the Board of Directors, Pengrowth may sell forward its production by product volume or power consumption as follows:

Percent of Monthly Company Interest Production or estimated Power Consumption	Forward Period
Up to 65%	1 - 12 Months
Up to 45%	13 - 24 Months
Up to 30%	25 - 36 Months

Each commodity risk management transaction for natural gas or crude oil shall not exceed 20,000 MMBtu per day or 2,500 bbls per day, respectively. Each power consumption risk management transaction shall not exceed 25 MW.

OIL AND GAS SALES

Contribution Analysis

The following table shows the contribution of each product category to the overall sales revenue inclusive of realized commodity risk management activities:

($ millions except percentages) Sales Revenue	Three months ended
	Mar 31, 2012	% of total	Dec 31, 2011	% of total	Mar 31, 2011	% of total
Light oil (1)	169.0	51	192.4	49	156.8	46
Heavy oil (1)	42.7	13	46.0	12	36.8	11
Natural gas liquids	67.4	21	68.0	17	59.0	17
Natural gas	45.3	14	76.5	20	86.3	25
Brokered sales/sulphur (1)	4.1	1	6.3	2	2.0	1
Total oil and gas sales (1)	328.5		389.2		340.9

(1)	Prior period restated to conform to presentation in the current period.

Price and Volume Analysis

The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales revenue including the impact of realized commodity risk management activities, for the first quarter of 2012 compared to the fourth quarter of 2011. The decreased realized natural gas prices and the effect of the higher discount in crude oil prices to WTI combined with lower realized gains on commodity risk management contracts are the primary reasons for lower oil and gas sales. The impact of the higher discount in the Canadian crude oil price to the WTI benchmark in the first quarter 2012 was approximately $20 million.

($ millions)	Light oil (1)	Natural gas	NGLs	Heavy oil (1)	Other (2)	Total (1)
Quarter ended December 31, 2011	192.4	76.5	68.0	46.0	6.3	389.2
Effect of change in product prices and differentials	(9.2)	(20.5)	(3.2)	(3.7)	–	(36.6)
Effect of change in realized commodity risk management activities	(7.6)	(7.9)	–	–	–	(15.5)
Effect of change in sales volumes	(6.5)	(2.9)	2.6	0.4	–	(6.4)
Other	(0.1)	0.1	–	–	(2.2)	(2.2)
Quarter ended March 31, 2012	169.0	45.3	67.4	42.7	4.1	328.5

(1)	Prior period restated to conform to presentation in the current period.

(2)	Primarily sulphur sales

PENGROWTH First Quarter 2012 Management’s Discussion & Analysis	15

The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales including the impact of realized commodity risk management activity, for the first quarter of 2012 compared to the same period in 2011. The decrease in natural gas prices and reduced gains from risk management activities are the primary reasons for lower oil and gas sales in the first quarter 2012. Although oil sales increased in the first quarter compared to the same quarter last year, they were negatively impacted by the higher discount in the Canadian crude oil price to the WTI benchmark by approximately $20 million. Partially offsetting these price decreases were higher revenues due to increased production in 2012.

($ millions)	Light oil (1)	Natural gas	NGLs	Heavy oil (1)	Other (1) (2)	Total (1)
Quarter ended March 31, 2011	156.8	86.3	59.0	36.8	2.0	340.9
Effect of change in product prices and differentials	9.6	(33.5)	(4.1)	5.8	–	(22.2)
Effect of change in realized commodity risk management activities	(9.8)	(6.0)	–	–	–	(15.8)
Effect of change in sales volumes	12.4	(1.6)	12.5	0.1	–	23.4
Other	–	0.1	–	–	2.1	2.2
Quarter ended March 31, 2012	169.0	45.3	67.4	42.7	4.1	328.5

(1)	Prior period restated to conform to presentation in the current period.

(2)	Primarily sulphur sales

ROYALTY EXPENSE

	Three months ended
($ millions except per boe amounts)	Mar 31, 2012	Dec 31, 2011	Mar 31, 2011
Royalty expense	77.9	72.3	60.4
$ per boe	11.32	10.25	9.11
Royalties as a percent of sales	23.7%	18.6%	17.7%
Royalties as a percent of sales excluding realized risk management contracts	22.8%	18.7%	17.9%

Royalties include Crown, freehold, overriding royalties and mineral taxes. Royalty payments are based on revenue before commodity risk management activities; however gains or losses from realized commodity risk management activities are reported as part of revenue and therefore affect royalty rates as a percentage of sales. First quarter 2012 royalty rates increased compared to the both the fourth and first quarters of 2011 due to prior period and one-time royalty adjustments including a $1.5 million SOEP annual royalty true-up, and a $1.2 million gross overriding royalty adjustment at Olds. First quarter gas cost allowance credits were $1.4 million lower when compared to the fourth quarter of 2011 due to favourable adjustments not repeated in the first quarter.

The higher royalty rate in the first quarter of 2012 compared to previous quarters is due to the increasing percentage of sales revenues from light oil and natural gas liquids which attract a higher royalty rate than natural gas. In addition royalty expense was approximately $5.1 million higher in the first quarter of 2012 due to prior period and one-time adjustments.

Royalty expense for 2012 is forecasted to be approximately 20 percent of Pengrowth’s sales excluding the impact of risk management contracts and excluding any impact from the Proposed Arrangement with NAL.

OPERATING EXPENSE

	Three months ended
($ millions except per boe amounts)	Mar 31, 2012	Dec 31, 2011	Mar 31, 2011
Operating expense (1)	95.5	99.7	91.5
$ per boe	13.88	14.13	13.81

(1)	Prior period restated to conform to presentation in the current period.

Operating expenses in the first quarter of 2012 decreased $4.2 million or 2 percent on a per boe basis, compared to the fourth quarter of 2011. Reduced facility maintenance and repair costs coupled with an increase in third party fee income more than offset the impact of the increased subsurface activity in the first quarter of 2012.

16	PENGROWTH First Quarter 2012 Management’s Discussion & Analysis

Comparing the first quarters of 2012 and 2011, operating expenses increased 4 percent. Increased operating expenses were primarily attributable to subsurface maintenance and optimization which were partially offset by increased third party fee income.

2012 operating expenses are forecast to be $384 million or $13.89 per boe excluding any impact from the Proposed Arrangement with NAL.

TRANSPORTATION COSTS

	Three months ended
($ millions except per bbl and per Mcf amounts)	Mar 31, 2012	Dec 31, 2011	Mar 31, 2011
Light oil transportation (1)	3.3	2.8	3.1
$ per bbl	1.59	1.34	1.62
Heavy oil transportation (1)	0.7	0.9	0.8
$ per bbl	1.17	1.46	1.63
NGL transportation	0.1	0.2	–
$ per bbl	0.13	0.19	–
Natural gas transportation	1.7	1.7	1.8
$ per Mcf	0.09	0.09	0.09
Total	5.8	5.6	5.7
$ per boe	0.84	0.80	0.88

(1)	Prior period restated to conform to presentation in the current period.

Overall transportation costs increased 4 percent in the first quarter of 2012 compared to the fourth quarter of 2011 as higher clean product trucking costs were partially offset by reduced heavy oil transportation. Light oil transportation increased approximately 18 percent in the first quarter of 2012 compared to the fourth quarter of 2011 primarily due to an increase in Pengrowth’s clean product trucking costs in the non-operated House Mountain area as a section of the Pembina pipeline was shut down in the summer of 2011 and remains shut down.

Pengrowth incurs transportation costs for its natural gas production once the product enters a pipeline at a title transfer point. Pengrowth has the option to sell some of its natural gas directly to markets outside of Alberta by incurring additional transportation costs. Pengrowth sells most of its natural gas without incurring significant additional transportation costs. Pengrowth also incurs transportation costs on its oil and NGL production that includes clean oil trucking charges and pipeline costs up to the custody transfer point. Pengrowth has elected to sell approximately 75 percent of its crude oil at market points beyond the wellhead incurring transportation costs to the first major trading point. The transportation cost is dependent upon third party rates and the distance the product travels on the pipeline prior to changing ownership or custody.

OPERATING NETBACKS

Pengrowth’s operating netbacks have been calculated by taking balances directly from the Statement of Income and dividing by production. Certain assumptions have been made in allocating operating expenses, other income and royalty injection credits between light oil, heavy oil, natural gas and NGL production. Operating netbacks as presented below may not be comparable to similar measures presented by other companies, as there are no standardized measures.

Pengrowth realized an average operating netback of $21.69 per boe in the first quarter of 2012 compared to $29.99 per boe in the fourth quarter of 2011 and $27.64 per boe for the first quarter of 2011. The decrease in the netback in the first quarter of 2012 compared to the fourth and first quarters of 2011 is primarily due to lower realized commodity prices and prior period royalty adjustments.

The operating net back for natural gas declined significantly in the first quarter 2012 to $0.13 per mcf compared to $1.32 per mcf and $1.81 per mcf in the fourth and first quarters of 2011, respectively. The primary reasons are related to a 38 percent and 44 percent decline in the realized average price from the fourth and first quarter last year, respectively.

PENGROWTH First Quarter 2012 Management’s Discussion & Analysis	17

The sales price used in the calculation of operating netbacks is after realized commodity risk management gains or losses.

	Three months ended
Combined Netbacks ($ per boe)	Mar 31, 2012	Dec 31, 2011	Mar 31, 2011
Oil & gas sales (1)	47.73	55.17	51.44
Royalties	(11.32)	(10.25)	(9.11)
Operating expenses (1)	(13.88)	(14.13)	(13.81)
Transportation costs (1)	(0.84)	(0.80)	(0.88)
Operating netback (1)	21.69	29.99	27.64

	Three months ended
Light Oil Netbacks ($ per bbl)	Mar 31, 2012	Dec 31, 2011	Mar 31, 2011
Sales (1)	83.42	92.07	83.29
Royalties	(20.70)	(21.29)	(17.82)
Operating expenses (1)	(16.60)	(15.40)	(16.29)
Transportation costs (1)	(1.59)	(1.34)	(1.62)
Operating netback (1)	44.53	54.04	47.56

	Three months ended
Heavy Oil Netbacks ($ per bbl)	Mar 31, 2012	Dec 31, 2011	Mar 31, 2011
Sales (1)	71.37	77.60	61.65
Royalties	(14.82)	(13.65)	(9.07)
Operating expenses (1)	(15.98)	(13.91)	(12.73)
Transportation costs (1)	(1.17)	(1.47)	(1.63)
Operating netback	39.40	48.57	38.22

	Three months ended
NGLs Netbacks ($ per bbl)	Mar 31, 2012	Dec 31, 2011	Mar 31, 2011
Sales	67.31	70.54	71.40
Royalties	(22.10)	(14.51)	(15.87)
Operating expenses	(12.95)	(12.34)	(13.43)
Transportation costs	(0.13)	(0.20)	–
Operating netback	32.13	43.49	42.10

	Three months ended
Natural Gas Netbacks ($ per Mcf)	Mar 31, 2012	Dec 31, 2011	Mar 31, 2011
Sales (1)	2.47	3.98	4.39
Royalties	(0.24)	(0.26)	(0.41)
Operating expenses (1)	(2.01)	(2.31)	(2.08)
Transportation costs	(0.09)	(0.09)	(0.09)
Operating netback	0.13	1.32	1.81

(1)	Prior period restated to conform to presentation in the current period.

18	PENGROWTH First Quarter 2012 Management’s Discussion & Analysis

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended
($ millions except per boe amounts)	Mar 31, 2012	Dec 31, 2011	Mar 31, 2011
Cash G&A expense	16.4	16.3	17.7
$ per boe	2.39	2.31	2.67
Non-cash G&A expense	3.4	2.0	3.1
$ per boe	0.49	0.28	0.47
Total G&A	19.8	18.3	20.8
$ per boe	2.88	2.60	3.14

First quarter cash G&A expenses were essentially unchanged from the fourth quarter of last year. Cash G&A costs for the first quarter of 2012 compared to the same period last year decreased mainly due to a performance bonus estimate adjustment in 2011 and other nonrecurring items.

The non-cash component of G&A represents the compensation expense associated with Pengrowth’s Long Term Incentive Plans (LTIP) (see Note 8 to the financial statements). The compensation costs associated with these plans are expensed over the applicable vesting period. The $1.4 million decrease in the fourth quarter of 2011 compared to the first quarter of 2012 is primarily due to a lower performance multiplier used in that period for the Deferred Entitlement Share Units (DESU) as a result of market performance below target relative to our peer group. The performance multipliers applicable for the first quarters of 2012 and 2011 are both at the target level.

Excluding any impact from the Proposed Arrangement with NAL, total 2012 G&A costs are expected to be $2.68 per boe, which includes non-cash G&A costs of approximately $0.49 per boe.

DEPLETION, DEPRECIATION, AMORTIZATION AND ACCRETION

	Three months ended
($ millions except per boe amounts)	Mar 31, 2012	Dec 31, 2011	Mar 31, 2011
Depletion, depreciation and amortization	113.2	117.6	104.4
$ per boe	16.45	16.67	15.75
Accretion	4.2	4.0	3.9
$ per boe	0.61	0.57	0.59

Depletion and depreciation of property, plant and equipment is calculated using the unit of production method, based on proved plus probable reserves and the dollar value of the property, plant and equipment asset base.

The decrease in depletion expense in the first quarter of 2012 compared to the fourth quarter of 2011 is mainly due to lower production volumes. Depletion expense in the first quarter 2012 compared to the same period last year was higher as the depletion rate this quarter reflects the impact of Pengrowth’s increased capital program, and higher production volumes when compared to last year.

Accretion is a charge to earnings that increases the Asset Retirement Obligations (ARO) liability for the passage of time (unwinding of the discount). Accretion is charged to net income over the lifetime of the producing oil and gas assets.

INTEREST AND FINANCING CHARGES

	Three months ended
($ millions)	Mar 31, 2012	Dec 31, 2011	Mar 31, 2011
Interest and Financing charges	17.1	21.1	16.7

At March 31, 2012, Pengrowth had approximately $1 billion in long term debt. The majority of long term debt consists of U.S. dollar denominated fixed rate notes at a weighted average interest rate of 6.3 percent. Long term debt also consists of drawings from Pengrowth’s syndicated bank facility which is subject to prevailing market rates. At March 31, 2012, Pengrowth’s floating rate cost of funds was approximately 3 percent.

PENGROWTH First Quarter 2012 Management’s Discussion & Analysis	19

Interest and financing charges were $4.0 million lower in the first quarter of 2012 than the fourth quarter of 2011, as Pengrowth renewed its syndicated credit facility in the fourth quarter of 2011 resulting in $2.0 million of unamortized costs on the previous 2010 bank renewal being expensed in the quarter. The slight increase in interest expense in the first quarter of 2012 compared to the same quarter of 2011 reflects the higher debt levels outstanding this year as compared to the first quarter of 2011.

TAXES

Deferred income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. During the period ended March 31, 2012, Pengrowth recorded a deferred tax reduction of $2.6 million (March 31, 2011 – $11.2 million reduction). No current income taxes were paid by Pengrowth in the first quarter of 2012. See Note 6 to the financial statements for additional information.

FOREIGN CURRENCY GAINS & LOSSES

	Three months ended
($ millions)	Mar 31, 2012	Dec 31, 2011	Mar 31, 2011
Unrealized foreign exchange gain (loss) on U.S. dollar denominated debt	17.6	28.8	22.6
Unrealized foreign exchange (loss) gain on U.K. pound sterling denominated debt	(0.8)	2.8	(0.3)
	16.8	31.6	22.3
Unrealized gain (loss) on foreign exchange risk management contract on U.K. pound sterling denominated debt	2.2	(2.4)	1.2
Total Unrealized foreign exchange gain (loss)	19.0	29.2	23.5
Realized foreign exchange (loss) gain	(0.1)	(0.6)	(0.1)

Pengrowth’s unrealized foreign exchange gains and losses are attributable to the translation of the foreign denominated long term debt and are included in net income.

The gains or losses are calculated by comparing the translated Canadian dollar balance of foreign denominated long term debt from one period to another. The total unrealized foreign exchange gain in the first quarter of 2012 was $16.8 million, compared to gains of $31.6 million and $22.3 million in the fourth and first quarters of 2011, respectively. The decrease in the unrealized foreign exchange gain this quarter compared to the fourth quarter was the result of a smaller change in the opening and closing exchange rates between the Canadian dollar and U.S. dollar. Similarly, a smaller change in the foreign exchange rates reduced the unrealized gain when comparing the first quarter of 2012 to the same quarter of last year.

As some realized commodity prices are derived from U.S. denominated benchmarks, a weaker U.S. dollar reduces oil and gas revenues. To mitigate this, Pengrowth elects to hold a portion of its long term debt in U.S. dollars as a natural hedge. Therefore, a decline in revenues as a result of foreign exchange fluctuations will be partially offset by a reduction in U.S. dollar interest expense.

ASSET RETIREMENT OBLIGATIONS (ARO)

The total future ARO is based on management’s estimate of costs to remediate, reclaim and abandon wells and facilities having regard for Pengrowth’s working interest and the estimated timing of the costs to be incurred in future periods. Pengrowth has developed an internal process to calculate these estimates which considers applicable regulations, actual and anticipated costs, type and size of well or facility and the geographic location.

For the three months ended March 31, 2012, Pengrowth’s ARO liability increased by $22.3 million. The increase is mainly due to the additional ARO liabilities resulting from the acquisition of several properties during the first quarter of 2012.

Pengrowth has estimated the net present value of its total ARO to be $683.2 million as at March 31, 2012 (December 31, 2011 – $660.9 million), based on a total escalated future liability of $1.9 billion (December 31, 2011 – $1.8 billion). These costs are expected to be incurred over 65 years with the majority of the costs incurred between 2036 and 2077. A risk free discount rate of 2.5 percent per annum and an inflation rate of 1.5 percent per annum were used to calculate the net present value of the ARO.

ACQUISITIONS AND DISPOSITIONS

During the first quarter of 2012, Pengrowth exercised rights of first refusal in the Quirk Creek field and the Weyburn Unit, increasing its working interests in each. The purchase prices were $13.5 million and $12.3 million net of adjustments, respectively.

20	PENGROWTH First Quarter 2012 Management’s Discussion & Analysis

WORKING CAPITAL

The working capital deficiency at March 31, 2012 was $211.0 million, compared to $137.3 million at December 31, 2011.

FINANCIAL RESOURCES AND LIQUIDITY

As at:	Mar 31, 2012	Dec 31, 2011	Mar 31, 2011
($ millions) Term credit facilities	$53.0	–	$146.0
Senior unsecured notes	991.0	1,007.7	963.2
Long term debt	1,044.0	1,007.7	1,109.2
Working capital deficiency	211.0	137.3	111.4
Total debt	$1,255.0	$1,145.0	$1,220.6

Twelve months trailing:	Mar 31, 2012	Dec 31, 2011	Mar 31, 2011
Net income	$79.8	$84.5	$16.2
Add:
Interest and financing charges	76.4	75.9	69.0
Deferred tax expense	30.9	22.3	150.5
Depletion, depreciation, amortization and accretion	462.7	453.5	445.8
Impairment of assets	27.4	27.4	–
Other non-cash expenses (income)	(12.0)	34.8	0.1
EBITDA	$665.2	$698.4	$681.6
Total debt to EBITDA	1.9	1.6	1.8
Total Capitalization (1)	$4,562.1	$4,492.3	$4,240.6
Total debt as a percentage of total capitalization	27.5%	25.5%	28.8%

(1)	Total capitalization includes total outstanding debt plus Shareholders’ Equity. Total outstanding debt includes working capital deficit (excess).

As at March 31, 2012, long term debt increased by $36.3 million from December 31, 2011 and decreased by $65.2 from March 31, 2011. In November 2011, Pengrowth completed an equity offering for net proceeds of $288.1 million which were used primarily to pay down amounts owing on the revolving credit facility as a result of an increased capital program in 2011. Borrowings of $53 million on the revolving credit facility relating to normal operations were then incurred in the first quarter of 2012. The increase in debt resulted in a trailing 12 month Total Debt to EBITDA ratio at March 31, 2012 of 1.9x, which is within corporate targets.

Term Credit Facilities

Pengrowth maintains a $1.0 billion revolving credit facility which was drawn by $53 million in borrowings and approximately $24 million in outstanding letters of credit at March 31, 2012. The credit facility includes an expansion feature of $250 million providing Pengrowth with up to $1.25 billion of credit capacity from a syndicate of seven Canadian and three foreign banks. The revolving credit facility matures on November 29, 2015 and can be extended at Pengrowth’s discretion any time prior to maturity subject to syndicate approval.

Pengrowth also maintains a $50 million demand operating facility with one Canadian bank which is reduced by borrowings of $28 million and approximately $1 million of outstanding letters of credit at March 31, 2012. This facility appears on the Balance Sheet as a current liability in Bank indebtedness together with the amount of outstanding cheques.

Together, these two facilities provided Pengrowth with approximately $943 million of available credit capacity at March 31, 2012, with the ability to expand the facilities by an additional $250 million.

Financial Covenants

Pengrowth’s senior unsecured notes and credit facilities are subject to a number of covenants, all of which were met at all times during the preceding twelve months, and at March 31, 2012. All loan agreements can be found on SEDAR (www.sedar.com) filed under “Other” or “Material Document”.

The calculation for each financial covenant is based on specific definitions, is not in accordance with GAAP and cannot be readily replicated by referring to Pengrowth’s financial statements. The financial covenants are substantially similar between the credit facilities and the senior unsecured notes.

PENGROWTH First Quarter 2012 Management’s Discussion & Analysis	21

Key financial covenants are summarized below:

1.	Total senior debt must not exceed 3.0 times EBITDA for the last four fiscal quarters;

2.	Total debt must not exceed 3.5 times EBITDA for the last four fiscal quarters;

3.	Total senior debt (excluding working capital) must be less than 50 percent of total book capitalization; and

4.	EBITDA must not be less than four times interest expense.

There may be instances, such as financing an acquisition, where it would be acceptable for total debt to trailing EBITDA to be temporarily offside. In the event of a significant acquisition, certain credit facility financial covenants are relaxed for two fiscal quarters after the close of the acquisition. Pengrowth may prepare pro forma financial statements for debt covenant purposes and has additional flexibility under its debt covenants for a set period of time. This would be a strategic decision recommended by management and approved by the Board of Directors with steps taken in the subsequent period to restore Pengrowth’s capital structure based on its capital management objectives.

Breaching a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will, absent a cure, result in other loans also being in default. In the event that non-compliance continued, Pengrowth would have to repay, refinance or re-negotiate the terms and conditions of the debt and may have to suspend dividends to shareholders.

If certain financial ratios reach or exceed certain levels, management may consider steps to improve these ratios. These steps may include, but are not limited to, raising equity, property dispositions, reducing capital expenditures or dividends. Details of these measures are included in Note 17 to the December 31, 2011, audited financial statements.

Dividend Reinvestment Plan

Pengrowth’s Dividend Reinvestment Plan (“DRIP”) entitles shareholders to reinvest cash dividends in additional shares of the Corporation. Under the DRIP, the shares are issued from treasury at a 5 percent discount to the weighted average closing price as determined by the plan.

During the three months ended March 31, 2012, 2.0 million shares were issued for cash proceeds of $19.5 million under the DRIP compared to 0.7 million shares for cash proceeds of $7.9 million for the same period last year.

On January 3, 2012, Pengrowth announced that it has introduced a Premium Dividend™ program in addition to the DRIP, effective February 2012. Under the Premium DividendTM program, 1.3 million shares have been issued for cash proceeds of $11.9 million in February and March 2012.

Pengrowth does not have any off balance sheet financing arrangements.

FINANCIAL INSTRUMENTS

Pengrowth uses financial instruments to manage its exposure to commodity price fluctuations, foreign currency and interest rate exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes. Please see Note 2 to the audited December 31, 2011 year-end financial statements for a description of the accounting policies for financial instruments and Note 11 to the unaudited March 31, 2012 financial statements for additional information regarding market risk, credit risk, liquidity risk and fair value of Pengrowth’s financial instruments.

22	PENGROWTH First Quarter 2012 Management’s Discussion & Analysis

FUNDS FLOW FROM OPERATIONS AND DIVIDENDS

The following table provides Funds Flow from Operations, net income and dividends declared with the excess (shortfall) over dividends and Payout Ratio:

	Three months ended
($ millions, except per share amounts)	Mar 31, 2012	Dec 31, 2011	Mar 31, 2011
Funds flow from operations	113.6	171.1	146.8
Net income (loss)	0.7	(9.0)	5.4
Dividends declared	76.1	73.5	68.6
Per share	0.21	0.21	0.21
Excess of funds flow from operations less dividends declared	37.5	97.6	78.2
Per Share	0.10	0.28	0.24
Shortfall of net income (loss) less dividends declared	(75.4)	(82.5)	(63.2)
Per Share	(0.21)	(0.24)	(0.19)
Payout Ratio (1)	67%	43%	47%

(1)	Payout Ratio is calculated as dividends declared divided by funds flow from operations.

As a result of the depleting nature of Pengrowth’s oil and gas assets, capital expenditures are required to offset production declines while other capital is required to maintain facilities, acquire prospective lands and prepare future projects. Capital spending and acquisitions may be funded by the excess of Funds Flow from Operations less dividends declared, through additional debt or the issuance of equity. Pengrowth does not deduct capital expenditures when calculating Funds Flow from Operations.

Funds Flow from Operations is derived from producing and selling oil, natural gas and related products and is therefore highly dependent on commodity prices. Pengrowth enters into forward commodity contracts to mitigate price volatility and to provide a measure of stability to monthly cash flow. Details of commodity contracts are contained in Note 11 to the unaudited financial statements.

As part of Pengrowth’s financial management structure, a Dividend Reinvestment Plan (“DRIP”) and a Premium DividendTM program have been implemented. The following table provides the net payout ratio when the proceeds of these plans are accounted for to reflect Pengrowth’s net cash outlay.

	Three months ended
($ millions, except per share amounts)	Mar 31, 2012	Dec 31, 2011	Mar 31, 2011
Proceeds from Dividend Reinvestment and Premium DividendTM Plans	31.7	18.1	9.1
Per Share	0.09	0.05	0.03
Net Payout Ratio (1)	39%	32%	41%

(1)	Net Payout Ratio is calculated as dividends declared net of proceeds from Dividend Reinvestment and Premium DividendTM plans divided by funds flow from operations.

DIVIDENDS

The board of directors regularly reviews the level of dividends. The board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements, and the availability of debt and equity capital. As a result of the volatility in commodity prices, changes in production levels and capital expenditure requirements, there can be no certainty that Pengrowth will be able to maintain current levels of dividends and dividends can and may fluctuate in the future. Pengrowth has no restrictions on the payment of its dividends other than maintaining its financial covenants in its borrowings.

Dividends are generally paid to shareholders on or about the 15th day of the month. Pengrowth paid $0.07 per share in each month of January, February, and March 2012, for an aggregate cash dividend of $0.21 per share. Aggregate cash dividends for both the fourth and first quarters of 2011 were $0.21 per share.

PENGROWTH First Quarter 2012 Management’s Discussion & Analysis	23

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of quarterly information for 2012, 2011 and 2010.

2012	Q1
Oil and gas sales ($ millions)	328.5
Net income (loss) ($ millions)	0.7
Net income (loss) per share ($)	–
Net income (loss) per share - diluted ($)	–
Funds flow from operations ($ millions)	113.6
Dividends declared ($ millions)	76.1
Dividends declared per share ($)	0.21
Daily production (boe)	75,618
Total production (Mboe)	6,881
Average realized price ($ per boe)	47.14
Operating netback ($ per boe)	21.69

2011	Q1	Q2	Q3	Q4
Oil and gas sales ($ millions)	340.9	356.7	366.9	389.2
Net income (loss) ($ millions)	5.4	88.5	(0.5)	(9.0)
Net income (loss) per share ($)	0.02	0.27	–	(0.03)
Net income (loss) per share - diluted ($)	0.02	0.27	–	(0.03)
Funds flow from operations ($ millions)	146.8	151.7	150.4	171.1
Dividends declared ($ millions)	68.6	68.9	69.2	73.5
Dividends declared per share ($)	0.21	0.21	0.21	0.21
Daily production (boe)	73,634	70,958	74,568	76,691
Total production (Mboe)	6,627	6,457	6,860	7,056
Average realized price ($ per boe)	51.15	54.41	52.68	54.28
Operating netback ($ per boe)	27.64	28.97	27.15	29.99

2010	Q1	Q2	Q3	Q4
Oil and gas sales ($ millions)	362.7	340.8	320.3	344.9
Net income (loss) ($ millions)	139.0	18.2	144.6	(152.0)
Net income (loss) per share ($)	0.48	0.06	0.49	(0.47)
Net income (loss) per share - diluted ($)	0.48	0.06	0.48	(0.47)
Funds flow from operations ($ millions)	161.5	175.5	149.3	139.9
Dividends declared ($ millions)	61.0	61.2	65.3	45.1 (1)
Dividends declared per share ($)	0.21	0.21	0.21	0.14 (1)
Daily production (boe)	75,627	75,517	72,704	74,953
Total production (Mboe)	6,806	6,872	6,689	6,896
Average realized price ($ per boe)	52.79	49.17	47.39	49.34
Operating netback ($ per boe)	28.24	27.75	26.64	25.02

(1)	Reflects one month less of distribution declared as a result of the corporate conversion.

In addition to natural decline, production changes over these quarters was a result of production limitations due to first quarter 2011 unscheduled pipeline outage, second quarter 2011 scheduled maintenance shutdowns and restrictions due to flooding and forest fires and unscheduled maintenance in the third quarter of 2010 partly offset by the Monterey acquisition in the third quarter of 2010. Changes in commodity prices have affected oil and gas sales, which have been partially muted by risk management activity to mitigate price volatility and to provide a measure of stability to monthly cash flow. Quarterly net income (loss) has also been

24	PENGROWTH First Quarter 2012 Management’s Discussion & Analysis

affected by non-cash charges, in particular depletion, depreciation and amortization, impairment charges, unrealized gains on investments, accretion of ARO, unrealized mark-to-market gains and losses, unrealized foreign exchange gains and losses, and future taxes. Funds flow was also impacted by changes in royalty expense, operating and general and administrative costs.

BUSINESS RISKS

The amount of dividends available to shareholders and the value of Pengrowth common shares are subject to numerous risk factors. Pengrowth’s principle source of net cash flow is from Pengrowth’s portfolio of producing oil and natural gas properties, the principal risk factors that are associated with the oil and gas business include, but are not limited to, the following influences:

Risks associated with Commodity Prices

•

The prices of Pengrowth’s products (crude oil, natural gas, and NGLs) fluctuate due to many factors including local and global market supply and demand, weather patterns, pipeline transportation, discount for Western Canadian light and heavy oil and natural gas, and political and economic stability.

•	Production could be shut-in at specific wells or fields in low commodity prices, particularly at natural gas fields with minimal liquids content as natural gas prices continue to decline.

•

Substantial and sustained reductions in commodity prices or equity markets, including Pengrowth’s share price, in some circumstances could result in Pengrowth recording an impairment loss, as well as affecting the ability to maintain the current dividends, spend capital and meet obligations.

Risks associated with Liquidity

•

Capital markets may restrict Pengrowth’s access to capital and raise its borrowing costs. To the extent that external sources of capital become limited or cost prohibitive, Pengrowth’s ability to fund future development and acquisition opportunities may be impaired.

•

Pengrowth is exposed to third party credit risk through its oil and gas sales, financial hedging transactions and joint venture activities. The failure of any of these counterparties to meet their contractual obligations could adversely impact Pengrowth.

•	Changing interest rates influence borrowing costs and the availability of capital.

•

Breaching a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will result in other loans also being in default. In the event that non-compliance continued, Pengrowth would have to repay the debt, refinance the debt or negotiate new terms with the debt holders and may have to suspend dividends to shareholders.

•

Pengrowth’s indebtedness may limit the amount of dividends that we are able to pay our shareholders, and if we default on our debts, the net proceeds of any foreclosure sale would be allocated to the repayment of our lenders, note holders and other creditors and only the remainder, if any, would be available for dividend to our shareholders.

•	Uncertainty in international financial markets could lead to constrained capital markets, increased cost of capital and negative impact on economic activity and commodity prices.

Risks associated with Legislation and Regulatory Changes

•

Government royalties, income taxes, commodity taxes and other taxes, levies and fees have a significant economic impact on Pengrowth’s financial results. Changes to federal and provincial legislation governing such royalties, taxes and fees could have a material impact on Pengrowth’s financial results and the value of Pengrowth’s common shares.

•

Environmental laws and regulatory initiatives impact Pengrowth financially and operationally. We may incur substantial capital and operating expenses to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, we may be required to incur significant costs to comply with future regulations to reduce greenhouse gas and other emissions.

•

Regulations surrounding the fracture stimulation of wells, including increasing disclosure and restrictions, differ and depend on the area of operation. Pengrowth may have to adjust operational practice, increase compliance and incur additional cost as a result.

•

Changes to accounting policies may result in significant adjustments to our financial results, which could negatively impact our business, including increasing the risk of failing a financial covenant contained within our credit facility.

PENGROWTH First Quarter 2012 Management’s Discussion & Analysis	25

Risks associated with Operations

•

The marketability of our production depends in part upon the availability, proximity and capacity of gathering systems, pipelines, storage capacity and processing facilities. Operational or economic factors may result in the inability to deliver our products to market.

•	Increased competition for properties could drive the cost of acquisitions up and expected returns from the properties down.

•

Timing of oil and gas operations is dependent on gaining timely access to lands. Consultations, that are mandated by governing authorities, with all stakeholders (including surface owners, First Nations and all interested parties) are becoming increasingly time consuming and complex, and are having a direct impact on cycle times.

•	Availability of specialized equipment and goods and services, during periods of increased activity within the oil and gas sector, may adversely impact timing of operations.

•

Oil and gas operations can be negatively impacted by equipment failures and certain weather conditions, including floods, spring breakup, forest fires and other natural events, which may restrict production and/or delay drilling activities.

•

A significant portion of Pengrowth’s properties are operated by third parties whereby Pengrowth has less control over the pace of capital and operating expenditures. If these operators fail to perform their duties properly, or become insolvent, we may experience interruptions in production and revenues from these properties or incur additional liabilities and expenses as a result of the default of these third party operators.

•

Geological and operational risks affect the quantity and quality of reserves and the costs of recovering those reserves. Our actual results will vary from our reserve estimates and those variations could be material.

•	Oil and gas operations carry the risk of damaging the local environment in the event of equipment or operational failure. The cost to remediate any environmental damage could be significant.

•	Delays in business operations could adversely affect Pengrowth’s dividends to shareholders and the market price of the common shares.

•	During periods of increased activity within the oil and gas sector, the cost of goods and services may increase.

•	During times of increased activity it may be more difficult to hire and retain staff and the cost for certain skills may increase.

•

Attacks by individuals against facilities and the threat of such attacks may have an adverse impact on Pengrowth and the implementation of security measures as a precaution against possible attacks would result in increased cost to Pengrowth’s business.

•	Actual production and reserves will vary from estimates. Those variations could be material and may negatively affect the market price of the common shares and dividends to our shareholders.

•

Delays or failure to secure regulatory approvals for Steam Assisted Gravity Drainage (“SAGD”) projects may result in capital being spent with reduced economics, reduced or no further reserves being booked, and reduced or no associated future production and cash flow.

•

The performance and results of a SAGD project such as Lindbergh are dependent on the ability of the steam to access the reservoir and efficiently move additional heavy oil that would otherwise remain trapped within the reservoir rock. The amount and cost of steam required, the additional oil recovered, the quality of the oil produced, the ability to recycle produced water into steam and the ability to manage costs will determine the economic viability for a SAGD project.

Risks associated with Strategy

•

Capital re-investment on our existing assets may not yield the expected benefits and related value creation. Drilling opportunities may prove to be more costly or less productive than anticipated. In addition, the dedication of a larger percentage of our cash flow to such opportunities may reduce the funds available for dividend payment to shareholders. In such an event, the market value of the common shares may be adversely affected.

•

Pengrowth’s oil and gas reserves will be depleted over time and our level of cash flow from operations and the value of our common shares could be reduced if reserves and production are not replaced. The ability to replace production depends on the amount of capital invested and success in developing existing reserves, acquiring new reserves and financing this development and acquisition activity within the context of the capital markets.

•	Incorrect assessments of value at the time of acquisitions could adversely affect the value of our common shares and dividends to our shareholders.

26	PENGROWTH First Quarter 2012 Management’s Discussion & Analysis

•	Our dividends and the market price of the common shares could be adversely affected by unforeseen title defects, which could reduce dividends to our shareholders.

General Business Risks

•	Investors’ interest in the oil and gas sector may change over time which would affect the availability of capital and the value of Pengrowth common shares.

•	Inflation may result in escalating costs, which could impact dividends and the value of Pengrowth common shares.

•

Canadian / U.S. exchange rates influence revenues and, to a lesser extent, operating and capital costs. Pengrowth is also exposed to foreign currency fluctuations on the U.S. dollar denominated notes for both interest and principal payments.

•	The ability of investors resident in the United States to enforce civil remedies may be negatively affected for a number of reasons.

•	As the unit of measure is smaller under IFRS, it may lead to more frequent impairments at the individual CGU level as a surplus from one asset will no longer shelter a deficit in another.

•	Failure to receive regulatory approval or the expiry of the rights to explore for E&E assets could lead to the impairment of E&E assets.

These factors should not be considered exhaustive. Additional risks are outlined in the AIF of the Corporation available on SEDAR at www.sedar.com.

PROPOSED TRANSACTION

On March 23, 2012, Pengrowth announced that it has entered into an arrangement agreement (“the Arrangement Agreement”) for the strategic business combination of Pengrowth and NAL Energy Corporation (“NAL”) by way of a Court approved plan of arrangement (“the Proposed Arrangement”). The Proposed Arrangement is subject to various approvals, including Court approval and the approval of Pengrowth and NAL shareholders at separate special meetings to be held on May 23, 2012. The Proposed Arrangement is expected to close on May 31, 2012.

OUTLOOK

The following outlook parameters exclude the impact of the Proposed Arrangement with NAL.

Pengrowth currently anticipates a 2012 capital program, excluding acquisitions, of $625 million, focused on development of oil and liquids rich gas plays in Swan Hills, Olds/Garrington and at the Lindbergh SAGD project.

Execution of Pengrowth’s 2012 capital program is expected to generate full year average production of between 74,500 and 76,500 boe per day. Exit production is expected to be 78,000 boe per day.

Forecasted operating expenses for 2012 are $384 million or $13.89 per boe.

Total G&A costs for 2012 are expected to be $2.68 per boe. Included in Pengrowth’s 2012 G&A forecast are non-cash G&A costs of approximately $0.49 per boe.

FUTURE CHANGES IN ACCOUNTING POLICIES

There were no significant changes during the first quarter 2012 to the future accounting policies that were described in the December 31, 2011 annual audited financial statements (refer to Note 3 in the 2011 annual financial statements for information on future accounting pronouncements).

DISCLOSURE AND INTERNAL CONTROLS

As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act enacted in the United States.

At the end of the interim period ended March 31, 2012, Pengrowth did not have any material weakness relating to design of its internal control over financial reporting. Pengrowth has not limited the scope of its design of disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of (i) a proportionately consolidated entity

PENGROWTH First Quarter 2012 Management’s Discussion & Analysis	27

in which Pengrowth has an interest; (ii) a variable interest entity in which Pengrowth has an interest; or (iii) a business that Pengrowth acquired not more than 365 days before March 31, 2012 and summary financial information about these items has been proportionately consolidated or consolidated in Pengrowth’s financial statements. During the interim period ended March 31, 2012, no change occurred to Pengrowth’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Pengrowth’s internal control over financial reporting.

It should be noted that while Pengrowth’s CEO and CFO believe that Pengrowth’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Pengrowth’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

28	PENGROWTH First Quarter 2012 Management’s Discussion & Analysis